UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on August 06, 2019

DATE, TIME AND PLACE: On August 06, 2019, at 15 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of the majority of its members.

CALL NOTICE AND ATTENDANCE: Held in accordance with article 16, §1 of the Company's Bylaws.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary.

AGENDA: To approve: (i) the exoneration from this date of Mr. Nilton Sérgio Silveira Carvalho, Executive Officer without specific designation; and (ii) the election of Mrs. Marilia Artimonte Rocca as Coordinator of the Sustainability Committee.

RESOLUTIONS: Made the necessary clarifications, the members approved:

(i) the exoneration of Mr. Nilton Sérgio Silveira Carvalho, Brazilian citizen, married, engineer, bearer of the identity card RG nº 8.559.290 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 801.611.898-49, Executive Officer without specific designation, with the corresponding change in the composition of the Executive Board of Santander. The exoneration will be effective from this date; and (ii) the election, with a complementary term of office until the officers elected in the first Board of Directors’ Meeting after the 2021 Ordinary Shareholders’ Meeting take office Mrs. Marilia Artimonte Rocca, Brazilian, divorced, business administrator, bearer of the Identity Card RG No. 24.938.902-2 SSP/SP, enrolled with the Individual Taxpayer Registry CPF/MF No. 252.935.048-51, as Coordinator of the Sustainability Committee. The Coordinator herein appointed said she is not involved in crime provided for in the law that would prevent her from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Conrado Engel, Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira and José Maria Nus Badía – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 6, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer